                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of February 2005

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X            Form 40-F
                              -----                    -----

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                             ----------

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                             ----------

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                          Yes                No   X
                              -----             -----

       If "Yes" is marked, indicate below the file number assigned to the
          registrant in connection with Rule 12g3-2(b): 82-          .
                                                           ----------

FY2004 OPERATING RESULTS

     On February 2, 2004, Shinhan Financial Group announced its operation results for the year 2004 during our earnings conference at the Korea Stock Exchange. Followings are the key figures we announced through a fair disclosure to the Korea Stock Exchange. Full IR presentation material is available at our website (www.shinhangroup.com).

     The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea and have not been fully audited by our independent auditor yet; therefore, contents are subject to changes in the due course of audit process.


1.   Operation results of Shinhan Financial Group

(1)  Year on Year

                                                  (in millions of KRW)
----------------------------------------------------------------------
                                FY 2004         FY 2003       % change
----------------------------------------------------------------------
Operating Revenue              14,342,873      8,072,077        77.7%
----------------------------------------------------------------------
Operating Income                1,469,789        785,786        87.0%
----------------------------------------------------------------------
Ordinary Income                 1,333,781        630,979       111.4%
----------------------------------------------------------------------
Net Income                      1,050,295        362,988       189.3%
----------------------------------------------------------------------

(2). Quarter on Quarter

                                                                         (in millions of KRW)
---------------------------------------------------------------------------------------------
                     4(th) quarter    3(rd) quarter                  4(th) quarter
                        of 2004            of 2004       % change       of 2003      % change
---------------------------------------------------------------------------------------------
Operating Revenue      4,912,437          3,049,859         61.1%      3,078,037        59.6%
---------------------------------------------------------------------------------------------
Operating Income         331,647            406,399        -18.4%        401,326       -17.4%
---------------------------------------------------------------------------------------------
Ordinary Income          286,005            414,463        -31.0%        190,151        50.4%
---------------------------------------------------------------------------------------------
Net Income               255,714            324,212        -21.1%        104,756       144.1%
---------------------------------------------------------------------------------------------

2.   Net Income of Major Subsidiaries - Year on Year

(in millions of KRW)

--------------------------------------------------------------------------
                                     FY2004          FY2003       % change
--------------------------------------------------------------------------
Shinhan Bank                         844,113         476,023        77.3%
--------------------------------------------------------------------------
Chohung Bank                         265,238        -965,951         n.a
--------------------------------------------------------------------------
Shinhan Card                           5,822         -89,824         n.a
--------------------------------------------------------------------------
Good Morning Shinhan Securities       43,576          35,813        21.7%
--------------------------------------------------------------------------

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               SHINHAN FINANCIAL GROUP CO., LTD.


                                               By  /s/ Byung Jae Cho
                                               ---------------------------------
                                               Name:  Byung Jae Cho
                                               Title: Chief Financial Officer

Date: February 2, 2005